EXHIBIT 99.2
                                                                   ------------


                               HUSKY ENERGY INC.

                        SPECIAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON JUNE 27, 2007


                        MANAGEMENT INFORMATION CIRCULAR

         This Management Information Circular (CIRCULAR) is furnished in connection with the solicitation of proxies by the management of Husky Energy Inc. (HUSKY or the CORPORATION) for use at the special meeting of the holders of common shares (the COMMON SHARES) of the Corporation to be held on the 27th day of June, 2007 at 10:30 a.m. (Calgary time), or at any adjournment or adjournments thereof (the MEETING), for the purposes set forth in the Notice of Meeting.

         Enclosed with this Circular is a form of proxy (FORM OF PROXY) for use at the Meeting. Each shareholder who is entitled to attend at meetings of shareholders is encouraged to participate in the Meeting and shareholders are urged to vote in person or by proxy.

         The information contained in this Circular is given as of the 30th day of May, 2007, except where otherwise indicated.

                          VOTING QUESTIONS AND ANSWERS

AM I ENTITLED TO VOTE?

You are entitled to vote if you were a holder of Common Shares as of the close of business on May 28, 2007. Each Common Share entitles the holder to one vote.

WHAT AM I VOTING ON?

You are voting on the approval of an amendment to the Corporation's articles to divide the issued and outstanding Common Shares on a two-for-one basis (the STOCK SPLIT).

HOW MANY VOTES ARE REQUIRED TO PASS A MATTER ON THE AGENDA?

Approval of 66 2/3% of the votes cast, in person or by proxy, is required to approve the Stock Split.

WHAT IF AMENDMENTS ARE MADE TO THESE MATTERS OR IF OTHER MATTERS ARE BROUGHT BEFORE THE MEETING?

If you attend the Meeting in person and are eligible to vote, you may vote on such matters as you choose.

If you have completed and returned a Form of Proxy, the person named in the Form of Proxy will have discretionary authority with respect to voting on amendments or variations to matters identified in the Notice of Special Meeting of Shareholders and on other matters which may properly come before the Meeting. As of the date of this Circular, the management of the Corporation knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the Form of Proxy will vote on them in accordance with their best judgment.

WHO IS SOLICITING MY PROXY?

The management of Husky is soliciting your proxy.

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Solicitation  of proxies will be made primarily by mail but may also be made by telephone or other contact, by employees or agents of the Corporation at a nominal cost. All costs of such solicitation will be borne by the Corporation.

HOW DO I VOTE?

There are two ways you can vote your Common Shares if your Common Shares are REGISTERED in your name. You may vote in person at the Meeting or you may complete, sign and return the enclosed Form of Proxy appointing the named persons or some other person you choose, who need not be a shareholder, to represent you as proxyholder and vote your shares at the Meeting.

If your shares are NOT REGISTERED in your name, but are held in the name of a nominee (usually a bank, trust company, securities broker or other financial institution) you should have received a request for voting instructions (VOTING INSTRUCTION FORM) from your nominee. Please note that Husky has limited access to the names of its non-registered shareholders. If you attend the Meeting, Husky may have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as proxyholder. Therefore, if you wish to vote in person at the Meeting, insert your own name in the space provided on the Voting Instruction Form and return the same by following the instructions provided thereon. Do not otherwise complete the form as your vote will be taken at the Meeting. Please register with the Corporation's transfer agent Computershare Trust Company of Canada (COMPUTERSHARE), upon arrival at the Meeting. If you do not intend to attend the Meeting in person, follow the instructions on your Voting Instruction Form to vote by telephone, internet or complete, sign and mail the Voting Instruction Form in the postage prepaid envelope provided.

WHEN DO I NEED TO RETURN MY COMPLETED FORM OF PROXY?

If you desire to be represented by proxy you must deposit your completed Form of Proxy with Computershare by no later than 10:30 a.m. (Calgary time) on June 25, 2007 or on the second last business day preceding any adjournment or adjournments of the Meeting.

WHO VOTES MY SHARES AND HOW WILL THEY BE VOTED IF I RETURN A FORM OF PROXY?

By properly completing and returning a Form of Proxy, you are authorizing the person(s) named in the Form of Proxy to attend the Meeting and to vote your Common Shares. You can use the enclosed Form of Proxy, or any other proper Form of Proxy to appoint your proxyholder.

The Common Shares represented by your proxy must be voted as you instruct in the Form of Proxy, including where the vote is conducted by ballot. If you properly complete and return your proxy but do not specify how you wish the votes cast, your Common Shares will be voted as your proxyholder sees fit.

UNLESS CONTRARY INSTRUCTIONS ARE PROVIDED, COMMON SHARES REPRESENTED BY PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED FOR THE APPROVAL OF THE STOCK SPLIT.

CAN I APPOINT SOMEONE OTHER THAN THE INDIVIDUALS NAMED IN THE ENCLOSED FORM OF PROXY TO VOTE MY SHARES?

YES, YOU HAVE THE RIGHT TO APPOINT ANOTHER PERSON OF YOUR CHOICE, WHO NEED NOT BE A SHAREHOLDER, TO ATTEND AND ACT ON YOUR BEHALF AT THE MEETING. If you wish to appoint a person other than those named in the enclosed Form of Proxy, then strike out those printed names appearing on the Form of Proxy and insert the name of your chosen proxyholder in the space provided.

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NOTE: It is important for you to ensure that any other person you appoint will attend the Meeting and is aware that his or her appointment has been made to vote your Common Shares. Proxyholders should, on arrival at the Meeting, present themselves to a representative of Computershare.

WHAT IF MY SHARES ARE REGISTERED IN MORE THAN ONE NAME OR IN THE NAME OF A COMPANY?

If your Common Shares are registered in more than one name, all those persons in whose name the Common Shares are registered must sign the Form of Proxy. If the Common Shares are registered in the name of a company or any name other than your own, you may need to provide documentation that proves you are authorized to sign the Form of Proxy on behalf of that company or name. If you have any questions as to what supporting documentation is required, contact Computershare prior to submitting your Form of Proxy.

CAN I REVOKE A PROXY OR VOTING INSTRUCTION?

IF YOU ARE A REGISTERED SHAREHOLDER AND HAVE RETURNED A FORM OF PROXY, YOU MAY REVOKE IT AT ANY TIME PRIOR TO THE EXERCISE THEREOF BY:

         (a) completing and signing another Form of Proxy bearing a later date, and delivering it to Computershare at the address specified above at any time up to the close of business on June 25, 2007, or, if the Meeting is adjourned, on the second last business day preceding the day to which the Meeting is adjourned; or

         (b) delivering a written statement, signed by you or your authorized attorney to Computershare at any time up to the close of business on June 25, 2007, or, if the Meeting is adjourned on the second last business day preceding the day to which the Meeting is adjourned.

IF YOU ARE A NON-REGISTERED SHAREHOLDER, CONTACT YOUR NOMINEE.

IF YOU HAVE RETURNED A FORM OF PROXY AND THEN ATTEND  PERSONALLY AT THE MEETING
YOU  SHOULD,   ON  ARRIVAL  AT  THE  MEETING,   CONTACT  A  REPRESENTATIVE   OF
COMPUTERSHARE TO REVOKE THE PROXY AND VOTE IN PERSON.

HOW MANY SHARES ARE ENTITLED TO VOTE?

As of May 15, 2007, there were 424,334,040 Common Shares outstanding. Each registered shareholder has one vote for each Common Share held at the close of business on May 28, 2007.

WHAT IF THE OWNERSHIP OF MY SHARES HAS BEEN TRANSFERRED AFTER MAY 28, 2007?

Any transferee or person acquiring Common Shares after May 28, 2007 may, on proof of ownership of Common Shares, demand of Computershare not later than 10 days before the Meeting that his, her or its name be included in the list of persons entitled to attend and vote at the Meeting.

WHAT IF I HAVE OTHER QUESTIONS?

If you have any questions regarding the Meeting or require any assistance in completing the Form of Proxy, please contact Husky's transfer agent, Computershare at: Computershare Shareholder Services, 1-800-564-6253 in Canada or in the United States at 1-514-982-7555.


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                     PRINCIPAL HOLDERS OF VOTING SECURITIES

         To the knowledge of the directors and senior officers of the Corporation, as at May 15, 2007 no person or company beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the voting rights attached to all of the outstanding Common Shares of the Corporation other than as set forth below:

                                                                NUMBER OF           PERCENTAGE OF
            NAME                      TYPE OF OWNERSHIP       COMMON SHARES         COMMON SHARES
            ----                      -----------------       -------------         -------------
L.F. Investments (Barbados)           Beneficial and of       152,801,701(1)             36.0%
Limited                                    Record
U.F. Investments (Barbados) Ltd.      Beneficial and of       146,809,478(2)             34.6%
                                           Record

NOTES:
(1) L.F. Investments (Barbados) Limited is 100% indirectly owned by Mr. Li Ka-shing and trusts of which members of Mr. Li's family are discretionary beneficiaries, and is indirectly controlled by Mr. Li through the ownership of voting preferred shares.

(2) U.F. Investments (Barbados) Ltd. is 100% indirectly owned by Hutchison Whampoa Limited of which Mr. Li Ka-shing is the Chairman. Trusts of which members of Mr. Li's family are discretionary beneficiaries hold an indirect 37.04 % interest in Cheung Kong (Holdings) Limited, which holds an indirect 49.9% interest in Hutchison Whampoa Limited.


                            BUSINESS OF THE MEETING

STOCK SPLIT

         At the Meeting, shareholders will be asked to vote on a special resolution (the SPECIAL RESOLUTION) amending the Corporation's Articles to divide the issued and outstanding Common Shares on a two-for-one basis.

         The trading price of the Common Shares has increased from $59.67 on January 3, 2006 to $78.04 on December 31, 2006. The trading price of Common Shares has continued to increase this year and up to May 16, 2007 reaching a high of $90.50 on May 15, 2007.

         Management believes that having a greater number of Common Shares at a reduced price per Common Share will enhance liquidity, increase investor interest in Husky and its business, and bring the trading price into a more accessible range for retail investors.

         Under existing Canadian income tax law and taking into account all published proposals for amendments, the proposed subdivision of Common Shares will not result in taxable income or in any gain or loss to the holders of Common Shares. In computing any gain or loss on the disposition of the Common Shares, holders of Common Shares will be required to reduce the adjusted cost base of each Common Share to an amount equal to one-half of the adjusted cost base of each Common Share currently held.

         Also, under existing United States federal income tax law, generally the proposed subdivision of Common Shares will not result in taxable income or in any gain or loss to the holders of Common Shares. The tax basis in the existing Common Shares will generally be allocated proportionately among the Common Shares held after the completion of the proposed subdivision, resulting in a tax basis in each

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Common  Share  that  is  one-half  of the  basis  of  the  Common  Shares  held immediately prior to the subdivision. The holding period of the Common Shares held after the proposed subdivision will include the holding period of the existing Common Shares for purposes of determining whether a subsequent sale of Common Shares qualifies as a short-term or long-term capital gain or loss. If a holder has two or more lots of Common Shares, bought at different dates and prices, special rules apply and the holder should consult his or her tax advisor regarding the method for allocating the tax basis and for determining the holding period of each Common Share. Other rules may apply to holders who are subject to special provisions under the U.S. Internal Revenue Code.

         If the Special Resolution is passed at the Meeting and the Stock Split is implemented, Articles of Amendment will be filed to divide the Common Shares and shareholders of record as of the close of business on a date to be determined by the Corporation, expected to be July 11, 2007 (the RECORD DATE), will keep their current share certificates and will be provided with additional share certificates representing the additional Common Shares to which they are entitled as a result of the Stock Split. It is currently expected that the Corporation or its transfer agent, Computershare Trust Company of Canada, will mail such certificates on or about July 18, 2007 (the MAILING DATE). Currently outstanding share certificates representing Common Shares should be retained by the holders thereof and should not be forwarded to the Corporation or its transfer agent. Pursuant to the rules of the Toronto Stock Exchange, the Common Shares will commence trading on a subdivided basis at the opening on the second trading day preceding the Record Date.

         To be effective, the resolution to amend the Articles to give effect to the Stock Split must be passed by two-thirds of the votes cast thereon by the shareholders at the Meeting. The text of the special resolution is set out below. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THIS RESOLUTION. The persons designated in the enclosed voting instruction form or form of proxy, unless instructed otherwise, intend to vote FOR the special resolution. If the special resolution is approved by shareholders, once it is implemented by Husky, those shareholders who voted against it are not entitled to exercise any legal rights of dissent or similar appraisal remedies that would require Husky to repurchase their Common Shares.

TEXT OF SPECIAL RESOLUTION

BE IT RESOLVED as a special resolution that:

         1. Pursuant to section 173 of the BUSINESS CORPORATIONS ACT (Alberta) (the ACT), the Articles of the Corporation be amended to divide the issued and outstanding Common Shares on a two-for-one basis;

         2. Any one of the directors or officers of the Corporation is hereby authorized to sign all such documents, including without limitation, Articles of Amendment, and to do all such acts and things, including without limitation, delivering such Articles of Amendment to the Registrar of Corporations under the Act, as such director or officer determines, in his or her discretion, to be necessary or advisable in order to properly implement and give effect to the foregoing; and

         3. The directors of the Corporation may, in their discretion, without further approval of the shareholders, revoke this special resolution at any time prior to the filing of Articles of Amendment giving effect to the foregoing.


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                         OTHER MATTERS TO BE ACTED UPON

         Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters properly come before the Meeting, the accompanying proxy will be voted on such matters in the best judgment of the person or persons voting the proxy.

                 INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

         None of the Corporation's directors, executive officers or persons or companies that beneficially own directly or indirectly or exercise control or direction over, more than 10 percent of the Corporation's Common Shares, or any of their respective associates or affiliates, has any material interest in any transaction with the Corporation since the commencement of the Corporation's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation which has not been previously disclosed.

         INTEREST OF DIRECTORS AND OFFICERS IN MATTERS TO BE ACTED UPON

         No director or executive officer of the Corporation, nor any associate or affiliate of any one of them, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.

                             ADDITIONAL INFORMATION

         Additional financial information is provided in the Corporation's comparative consolidated financial statements and management's discussion and analysis for the most recently completed fiscal year ended December 31, 2006, contained in the Corporation's Annual Report for the year ended December 31, 2006. Any request for any of these documents should be made to the Corporate Secretary, Husky Energy Inc., 707 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5 and/or fax (403) 298-7323. Information can also be obtained through the Corporation's website at www.huskyenergy.ca and on SEDAR at www.sedar.com.